December 8, 2015

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: H. Roger Schwall

Re:
Request for Acceleration of Effectiveness of Registration Statement on Form S-3, as amended (File No. 333-204609) of Holly Energy Partners, L.P., Holly Energy Finance Corp. and the additional registrant guarantors listed therein

Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, we hereby request that the effective time of the above-referenced Registration Statement, as amended, be accelerated so that such Registration Statement will become effective at 9:00 a.m., Eastern Time, on December 11, 2015, or as soon thereafter as is practicable.
In addition, we acknowledge the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need additional information, please contact Alan J. Bogdanow of Vinson & Elkins L.L.P. at (214) 220-7857.

Very truly yours, HOLLY ENERGY PARTNERS, L.P.

By:	HEP LOGISTICS HOLDINGS, L.P., its General Partner

By:	HOLLY LOGISTIC SERVICES, L.L.C., its General Partner

By:	/s/ Denise C. McWatters
Denise C. McWatters Senior Vice President, General Counsel and Secretary